EXHIBIT 5

[LETTERHEAD OF MARGARET M. FORAN]

March 1, 2007

Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Pfizer Inc.:

     In connection with the Registration Statement on Form S-8 relating to 200,000 shares of Common Stock of Pfizer Inc. under the Pharmacia Savings Plan for Employees resident in Puerto Rico (the “Plan”), it is my opinion that:

     All necessary corporate proceedings have been taken to authorize the issuance of the shares under the Plan, and all such shares, upon issuance in accordance with the Plan and upon full payment in cash for such shares issued, will be validly issued and outstanding and fully paid and non-assessable.

     In preparing this opinion, I have examined certificates of public officials, certificates of officers and copies certified to my satisfaction of such corporate documents and records of the Company and such other papers as I have thought relevant and necessary as a basis for my opinion. I have relied on such certificates in connection with the accuracy of actual matters contained in such documents that were not independently established.

     I consent to the use of this opinion in the Registration Statement. In giving such consent, I do not admit that I come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or the Rules and Regulations of the Securities and Exchange Commission.

Very truly yours,

/s/ Margaret M. Foran

MARGARET M. FORAN